SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________

FORM 11-K

__X__	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to_________

Commission file number 0-18287

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORBITAL SCIENCES CORPORATION
45101 Warp Drive
Dulles, Virginia  20166

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA
June 28, 2013

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

Cash	$36,597	$-
Investments, at fair value	572,239,232	487,621,955
Receivables:
Notes receivable from participants	13,006,904	11,068,313
Company contributions	3,601,074	3,406,091
Net assets available for benefits, at fair value	588,883,807	502,096,359
Adjustment from fair value to contract value for fully benefit-responsive investment contracts and interest in common collective trust relating to fully benefit-responsive investment contracts	(10,655,099)	(9,563,703)
Net assets available for benefits	$578,228,708	$492,532,656

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

Investment income:
Net appreciation in fair value of investments	$40,021,119
Dividends	15,980,934
Net investment income	56,002,053

Interest income on notes receivable from participants	404,644
Contributions:
Participant	31,808,934
Company	20,278,845
Rollover	1,986,907
Total contributions	54,074,686

Deductions from net assets:
Benefits paid to participants	24,511,291
Administrative expenses	274,040
Total deductions	24,785,331
Net increase	85,696,052

Net assets available for benefits, beginning of year	492,532,656
Net assets available for benefits, end of year	$578,228,708

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS

(1)     Description of Plan

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the "Code").  Generally, all U.S. domestic employees of Orbital Sciences Corporation ("Orbital" or the "company") who are scheduled upon hire to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a full year of service as defined by the Plan, are eligible to participate in the Plan.  In 2012, the plan was amended to remove the requirement that employees must attain the age of 21 to be eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is administered by the company.  The Plan's trustee is T. Rowe Price Trust Company.  The Plan's record keeper is T. Rowe Price Retirement Plan Services, Inc.

Contributions

Participants may contribute up to 30% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code.  Participants are also permitted to make contributions to the Plan on an after-tax basis up to 20% of total eligible compensation if participant annual compensation is $110,000 or less, or up to 9% of total eligible compensation if participant annual compensation exceeds $110,000.

The company matches 100% of the first 5% of compensation that a participant contributes to the Plan each pay period.  The company may also make an annual discretionary profit sharing contribution based on the participant's compensation.  For 2012, the company made a discretionary profit sharing contribution equal to one percent of each eligible employee's compensation, subject to certain limitations.

Participants may invest their contributions and company contributions in any combination of investment alternatives available, including mutual funds, a stable value fund and Orbital common stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans.  Rollover contributions are included in the accompanying financial statements as a component of participant contributions.

Participant Accounts

A separate account is maintained for each participant that tracks activity by investment option and by type of contribution.  Each participant's account is credited with the participant's contributions, transfers, rollovers, company contributions and Plan earnings/losses.  Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants' contributions, earnings or account balances, as applicable, as defined in the Plan document.  Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  The company's contributions, plus earnings thereon, vest equally over a period of three years for employees with less than three years of service.  The company's contributions, plus earnings thereon, vest immediately for employees with three or more years of service.  Company contributions vest immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of non-vested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan.  During the year ended December 31, 2012, forfeitures were used to reduce the company's discretionary profit sharing contribution by $150,000.  The balance of the forfeiture account on December 31, 2012 and 2011 was $184,948 and $199,175, respectively.

Distributions to Participants

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant's account or installments over a determined period as defined in the Plan document.  The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances.  Distributions are made in cash or, if a participant elects, in the form of company common shares to the extent the participant's account is invested in company common shares.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.

Termination of Plan

Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan was terminated, participants would immediately become 100% vested in their accounts.

Participant Loans

Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months.  Loan terms generally may not exceed five years.  Loans for the purchase of a primary residence may not exceed ten years.  Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan.  As of December 31, 2012, interest rates on outstanding loans ranged from 3.25% to 8.25%.

(2)     Significant Accounting Policies and Basis of Presentation

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

As described in Accounting Standards Codification ("ASC") 946, "Financial Services – Investment Companies," investment contracts, including synthetic guaranteed investment contracts held by a defined contribution plan, are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the basis for purchase or sale transactions.  The Plan invests in such investment contracts, as well as investment contracts through a collective trust as described more fully below.  The statements of net assets available for benefits present the fair value of the investment contracts and the fair value of the investment in the collective trust as well as the related adjustment of the investment contracts and the investment in the collective trust from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Shares of mutual funds are valued at their stated net asset value per share held by the Plan at year-end.  Orbital common shares are valued at the year-end closing market price.  The fair value of the Plan's Stable Value Fund for Orbital is based on the market value of the individual underlying assets, which consist primarily of interest in common collective trust funds that are valued based on information reported by the trustee using audited financial statements of the common collective trust funds at year-end; as well as the synthetic investment contract whose wrapper contract fair value is calculated based on a marginal replacement cost methodology.

Purchases and sales of securities are recorded on the trade date.  Dividend income is recorded on the ex-dividend date.  The statement of changes in net assets available for benefits includes the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses, and the unrealized appreciation and depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company.  For the year ended December 31, 2012, certain administrative services and Plan management services were provided by the company at no cost to the Plan.  Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Such estimates include those regarding fair value.  Actual results may differ from those estimates.

(3)      Investment Contracts

The Plan's Stable Value Fund for Orbital is comprised of an investment in the T. Rowe Price Stable Value Common Trust Fund, which is a common collective trust that invests primarily in fixed-income securities designed to provide principal stability and a competitive yield with a duration range from one to five years.  The Plan's Stable Value Fund for Orbital also consists of an investment in a fully benefit-responsive investment contract (synthetic GIC).  A synthetic GIC is a guaranteed investment contract with a wrapper contract and an underlying investment or investments, usually a portfolio of high-quality intermediate term fixed income securities owned by the Plan.  The underlying investments associated with the Plan's synthetic GIC are comprised of an interest in the T. Rowe Price Managed Bond Common Trust Fund, which is a common collective trust.  The fair value of the wrapper contracts, independent of their underlying investments, were $93,221 and $83,194 at December 31, 2012 and 2011, respectively.

The synthetic GIC provides an interest crediting rate that resets quarterly and the issuer of the contracts provides assurance that future adjustments to the crediting rate will not result in a crediting rate less than zero.  Investment gains and losses are amortized through the calculation of the crediting rate.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of investment gains and losses.

As described in Note 2, because the Stable Value Fund for Orbital is comprised of fully benefit-responsive investment products, contract value is the relevant measurement attribute for that portion of the net assets available for benefits.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The average yield in 2012 for the synthetic GIC contract was 4.30% and 3.32% based on the interest rate credited to participants and actual earnings, respectively.

Certain events could limit the ability of the Plan to transact at contract value, related to the synthetic GIC, with the financial institution issuer.  Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification, certain Plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, mergers or divestitures.  The Plan Administrator does not believe that the occurrence of any such events is probable.

In addition, the issuer of the Plan's synthetic GIC has certain rights to terminate its contract and settle at an amount which differs from contract value.  For example, events which could cause such a termination include (i) certain breaches by the Plan or the investment manager of obligations or representations under the terms of the investment contract and (ii) performance under the contract that would constitute a prohibited transaction under ERISA or other applicable law.

(4)      Federal Income Taxes

The Internal Revenue Service ("IRS") has determined and informed the company by letter dated July 19, 2012 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax.  Although the determination letter does not include all Plan amendments, the company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and believes that the Plan remains tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)     Investments

The following investments, at fair value, represent 5% or more of the Plan's net assets:

	December 31,
	2012	2011
Stable Value Fund for Orbital:
** T. Rowe Price Stable Value Common Trust Fund	$87,278,329	$79,822,608
** T. Rowe Price Managed Bond Common Trust Fund	45,018,686	43,124,882
Insurance Wrapper Contract	93,221	83,194
Total Stable Value Fund	132,390,236	123,030,684
PIMCO Total Return Fund	36,126,864	29,841,946
Orbital Sciences Corporation Common Stock	*	29,778,072
T. Rowe Price Equity Income Fund	32,355,491	27,714,339
American Europacific Growth R5 Fund	31,272,496	26,456,416

*   Less than 5% of Plan assets
** The contract value of the Stable Value Fund for Orbital was $121,735,137 and $113,466,981 at December 31, 2012 and 2011, respectively

During 2012, the Plan's investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$41,536,428
Orbital Sciences Corporation common stock	(1,515,309)
Net appreciation	$40,021,119

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.  A description of the three level fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value are as follows:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The T. Rowe Price Managed Bond Common Trust Fund and the T. Rowe Price Stable Value Common Trust Fund are common collective trust funds that are invested principally in a diversified portfolio of marketable short- to long-term investment grade fixed income securities including corporate bonds, U.S and international mortgage-backed securities, and U.S and foreign Government debt securities.  The T. Rowe Price Managed Bond Common Trust Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at least quarterly on a net asset value per unit basis as determined by T. Rowe Price.  Withdrawals are subject to an advance notification period for redemptions; however, the current policy is to allow a one day redemption notice period for participant withdrawals and a 30-day redemption notice period for Plan withdrawals.  There are no unfunded commitments.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

	December 31, 2012
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$196,309,846	$-	$-	$196,309,846
Balanced funds	130,090,711	-	-	130,090,711
Foreign stock funds	49,181,875	-	-	49,181,875
Fixed income funds	36,126,864	-	-	36,126,864
Total mutual funds	411,709,296	-	-	411,709,296
Orbital Sciences Corporation common stock	28,024,739	-	-	28,024,739
Money market fund	114,961	-	-	114,961
Common collective trust fund	-	87,278,329	-	87,278,329
Synthetic guaranteed investment contract:
Common collective trust fund	-	45,018,686	-	45,018,686
Insurance wrapper contract	-	-	93,221	93,221
Total	$439,848,996	$132,297,015	$93,221	$572,239,232

	December 31, 2011
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$164,226,453	$-	$-	$164,226,453
Balanced funds	100,085,240	-	-	100,085,240
Foreign stock funds	40,491,892	-	-	40,491,892
Fixed income funds	29,841,946	-	-	29,841,946
Total mutual funds	334,645,531	-	-	334,645,531
Orbital Sciences Corporation common stock	29,778,072	-	-	29,778,072
Money market fund	167,668	-	-	167,668
Common collective trust fund	-	79,822,608	-	79,822,608
Synthetic guaranteed investment contract:
Common collective trust fund	-	43,124,882	-	43,124,882
Insurance wrapper contract	-	-	83,194	83,194
Total	$364,591,271	$122,947,490	$83,194	$487,621,955

For the investment measured at fair value using unobservable inputs (Level 3), a reconciliation of the beginning and ending balances is as follows:

Insurance Wrapper Contract
Balance at January 1, 2012	$83,194
Unrealized appreciation	10,027
Balance at December 31, 2012	$93,221

Unrealized gains from the insurance wrapper contract are not included in the statement of changes in net assets available for benefits as the insurance wrapper contract is recorded at contract value for purposes of net assets available for benefits.

The fair value of the insurance wrapper contract is measured based on a replacement cost methodology which includes: (i) a discount rate of 1.62%; (ii) a time duration of 5.07 years; and (iii) an incremental replacement cost premium of 0.05%.

Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risk.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

(6)     Reconciliation to Form 5500

As of December 31, 2012 and 2011, net assets available for benefits per the accompanying financial statements reconcile to Form 5500 as follows:

	2012	2011
Net assets available for benefits, per financial statements	$578,228,708	$492,532,656
Adjustment from contract value to fair value for fully benefit-responsive investment	10,655,099	9,563,703
Net assets available for benefits, at fair value, per Form 5500	$588,883,807	$502,096,359

For the year ended December 31, 2012, the change in net assets available for benefits per the accompanying financial statements reconciles to Form 5500 as follows:

Change in net assets available for benefits, per financial statements	$85,696,052
Adjustment from contract value to fair value for fully benefit-responsive investment	1,091,396
Change in net assets available for benefits, per Form 5500	$86,787,448

(7)     Related Party Transactions

Certain Plan investments include funds managed by the Plan trustee as well as Orbital common stock.  As a result, transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules.  Purchases of $3,008,260 and sales of $3,250,768 of Orbital common stock were made during 2012.  The market value of Orbital common stock held by the Plan at December 31, 2012 and 2011 was $28,024,739 (2,035,203 shares) and $29,778,072 (2,049,420 shares), respectively.  Administrative fees of $39,112 were charged by the trustee in 2012 primarily relating to participant loans. These fees are paid by the affected participants.

(8)      Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were issued and noted no items requiring adjustment or disclosure in the financial statements.

ADDITIONAL INFORMATION
 SCHEDULE H, line 4i

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION
Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issue	Asset Description	Cost**	Current Value
Stable Value Fund for Orbital:
T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust		$87,278,329
Synthetic Guaranteed Investment Contracts:
T. Rowe Price Managed Bond Common Trust Fund*	Common Collective Trust		45,018,686
Insurance Wrapper Contract	Insurance Contract Wrapper		93,221
Total Stable Value Fund for Orbital			132,390,236

Davis New York Venture A Fund	Mutual Fund		18,142,132
Dodge and Cox International Fund	Mutual Fund		17,909,379
Vanguard Institutional Index	Mutual Fund		20,700,310
Morgan Stanley Institutional Mid-Cap Growth Portfolio, Advisor	Mutual Fund		19,920,223
Vanguard Extended Market Index Signal	Mutual Fund		7,621,692
T. Rowe Price Retirement Income Fund *	Mutual Fund		1,520,816
Buffalo Small Cap Fund	Mutual Fund		18,771,408
Goldman Sachs Mid-Cap Value Fund	Mutual Fund		17,808,902
Wells Fargo Advantage Small Cap Value Fund	Mutual Fund		21,491,636
PIMCO Total Return Fund	Mutual Fund		36,126,864
T. Rowe Price Real Estate Fund *	Mutual Fund		12,571,738
T. Rowe Price Balanced Fund *	Mutual Fund		24,689,620
T. Rowe Price Equity Income Fund *	Mutual Fund		32,355,491
Harbor Capital Appreciation Fund	Mutual Fund		26,926,314
American Europacific Growth R5 Fund	Mutual Fund		31,272,496
T. Rowe Price Retirement 2005 Fund *	Mutual Fund		778,017
T. Rowe Price Retirement 2010 Fund *	Mutual Fund		2,747,996
T. Rowe Price Retirement 2015 Fund *	Mutual Fund		6,778,506
T. Rowe Price Retirement 2020 Fund *	Mutual Fund		21,341,027
T. Rowe Price Retirement 2025 Fund *	Mutual Fund		13,565,517
T. Rowe Price Retirement 2030 Fund *	Mutual Fund		20,713,746
T. Rowe Price Retirement 2035 Fund *	Mutual Fund		9,492,843
T. Rowe Price Retirement 2040 Fund *	Mutual Fund		11,817,989
T. Rowe Price Retirement 2045 Fund *	Mutual Fund		8,983,057
T. Rowe Price Retirement 2050 Fund *	Mutual Fund		6,129,428
T. Rowe Price Retirement 2055 Fund *	Mutual Fund		1,532,149
Orbital Sciences Corporation *	Common Stock		28,024,739
Summit Cash Reserves Fund	Money Market Fund		114,961
Total Investments, at Fair Value			572,239,232

Notes Receivable from Participants *	Participant Loans, 3.25% to 8.25%, maturity January 2013 to December 2029		13,006,904
Cash			36,597
Total Assets Held for Investment			$585,282,733

*    Denotes a party-in-interest
**   Cost data have been omitted for the assets listed in the above table as the assets were all participant directed

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation.

Dated: June 28, 2013	By: /s/ Hollis M. Thompson
Hollis M. Thompson
Senior Vice President and Controller

EXHIBIT INDEX

Exhibit 23     Consent of PricewaterhouseCoopers LLP (transmitted herewith)